Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form F-3) and related Prospectus of Azul S.A. for the registration of debt securities, preferred shares including preferred shares in the form of American Depositary Shares and warrants and to the incorporation by reference therein of our reports dated April 30, 2021, with respect to the consolidated financial statements of Azul S.A., and the effectiveness of internal control over financial reporting of Azul S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

June 30, 2021